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Exhibit 3.7


                  Resolution Adopted by the Board of Directors
                       Northwestern Steel & Wire Company

          RESOLVED, that Section 2 of Article V of the Company's By-laws be amended to read in its entirety as follows:

          Section 2. Review of the Committees. Any actions of the committees shall be reported to the board of directors at the next meeting of the board of directors succeeding such action.